FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 14, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   October 14, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

FOR IMMEDIATE RELEASE

NORSAT CEO NAMED TURNAROUND ENTREPRENEUR OF THE YEAR

Vancouver, Canada – October 14th, 2008 – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of intelligent satellite solutions, today announced that Dr. Amiee Chan, president and CEO, was named a 2008 Pacific Ernst & Young Entrepreneur Of The Year awardee in the category of turnaround entrepreneur.  Dr. Chan was recognized for having achieved a positive reversal in Norsat’s financial fortunes over the past two years by an independent judging panel composed of several distinguished business leaders and previous award recipients.

"Dr. Amiee Chan’s remarkable focus and strategic approach to rebuilding and re-engineering all aspects of her business have enabled her to deliver an exceptional turnaround," said Fred Withers, Director of the Ernst & Young Entrepreneur Of The Year Awards program for the Pacific region. “Dr. Chan has demonstrated a spark that is reflected in her unique capability to engage her team to propel and enhance performance in all areas of her business.”

Under Dr. Chan’s direction, Norsat returned to, and has maintained profitability, in each of the seven quarters since she was appointed CEO in September 2006.

About the Ernst & Young Entrepreneur Of The Year Awards

The Entrepreneur Of The Year Awards honour the spirit and contribution of entrepreneurs here and around the world. This year, the Canadian program is proudly celebrating a milestone anniversary – 15 years of honouring Canada’s most impressive entrepreneurs from all areas of business.

This year’s independent judging panel included Art Aylesworth, President, Osprey Management Ltd.; Donna Bridgeman, Vice President, Investments, GrowthWorks Capital Ltd.; Bev Briscoe, President, Briscoe Management Ltd.; Jim Case, President & CEO, Scotia Dealer Advantage Inc.; Bob Gayton, Director, Western Copper Corporation; Tracey McVicar, Managing Director, CAI Capital Management Co.; Jim Moore, President & CEO, Stork Craft Manufacturing Inc.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Monte Carlo, Monaco; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 135,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential. For more information, please visit www.ey.com/ca.

For further information, contact:

Dr. Amiee Chan

Kristen Dickson

President and CEO

The Equicom Group

Tel: 604 821-2808

Investor Relations

Email: achan@norsat.com

Tel: 416-815-0700 x 273

Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three months ended June 30th, 2008, and the Management Discussion and Analysis for the three months ended June 30th, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

# # #